Exhibit 99.1

Voltage X Limited

Policy for the Recovery of Erroneously Awarded Compensation

Effective: August 4, 2025

1. Introduction

The Board of Directors (the “Board”) of Voltage X Limited (the “Company”) has adopted this policy, which provides for the recovery of certain executive compensation in the event of certain accounting restatements (the “Policy”).

This Policy is designed to comply with Section 10D, as implemented by Rule 10D-1, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and is made in accordance with the applicable listing rules (the “Nasdaq Rules”) of the Nasdaq Stock Market (“Nasdaq”).

2. Covered Executives

This Policy applies to the Company’s current and former executive officers, as determined by the Committee (as defined below) in accordance with Section 10D of the Exchange Act and the Nasdaq Rules, who, for the avoidance of doubt, will include, at a minimum, executive officers identified pursuant to 17 C.F.R. 229.401(b), as well as the principal financial officer and principal accounting officer (or, if there is no principal accounting officer, the controller), and such other senior executives/employees who may from time to time be deemed subject to the Policy by the Committee (“Covered Executives”).

This Policy shall be binding and enforceable against all Covered Executives, as described herein, and, to the extent required by applicable law or guidance from the United States Securities and Exchange Commission (the “SEC”) or Nasdaq, Covered Executives’ beneficiaries, heirs, executors, administrators or other legal representatives.

3. Recovery of Erroneously Awarded Compensation

In the event the Company is required to prepare an Accounting Restatement of its financial statements, the Remuneration Committee (if composed entirely of independent directors, or in the absence of such a committee, a majority of independent directors serving on the Board) (the “Committee”) will determine the amount of Erroneously Awarded Incentive Compensation (defined below) and the Company will promptly notify each Covered Executive who received Erroneously Awarded Incentive Compensation of the amount of Erroneously Awarded Incentive Compensation received by such Covered Executive and will require reimbursement or forfeiture of not less than the full amount of any Erroneously Awarded Incentive Compensation received or deemed received by any Covered Executive, except to the extent determined impracticable in Section 7 below.

Any such recovery shall apply to Incentive Compensation Eligible for Recovery paid during the three (3) completed fiscal years immediately preceding the Restatement Date and, if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years (the “Recovery Period”).

Incentive Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation to the Covered Executive occurs after the end of that period.

Any recovery under this Policy shall be made reasonably promptly and in accordance with the Exchange Act and Nasdaq Rules.

4. Incentive Compensation and Financial Reporting Measures

For purposes of this Policy:

“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement).

“Financial Reporting Measures” are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Share price and total shareholder return (and any measures that are derived wholly or in part from share price or total shareholder return) shall, for purposes of this Policy, be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.

“Incentive Compensation” means any compensation that is granted, earned, or vested based wholly or in part on the attainment of a Financial Reporting Measure, including, but not limited to, the following:

(a) Annual bonuses and other short- and long-term cash incentives;1

(b) Share options;

(c) Restricted shares;

(d) Restricted share units; and

(e) Performance shares.

“Incentive Compensation Eligible for Recovery” means Incentive Compensation received by a Covered Executive:

(f) after beginning service as a Covered Executive;

(g) who served as a Covered Executive at any time during the performance period for the applicable Incentive Compensation (regardless of whether such individual is serving as a Covered Executive at the time the Erroneously Awarded Incentive Compensation is required to be repaid);

(h) while the Company had a class of securities listed on a national securities exchange or a national securities association;

(i) during the applicable Recovery Period; and

(j) on or after the effective date of the applicable Nasdaq Rules (i.e., October 2, 2023).

“Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

[1]	To the extent that a Covered Executive receives a salary increase earned wholly or in part based on the attainment of a Financial Reporting Measure performance goal, such a salary increase is subject to recovery as a non-equity incentive plan award for purposes of Rule 10D-1.

5. Erroneously Awarded Incentive Compensation – Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive Compensation Eligible for Recovery paid to the Covered Executive based on the erroneous data over the Incentive Compensation Eligible for Recovery that would have been paid to the Covered Executive had it been based on the restated results (calculated without regard to any taxes paid), as determined by the Committee (the “Erroneously Awarded Incentive Compensation”).

If the Committee cannot determine the amount of Erroneously Awarded Incentive Compensation received by the Covered Executive directly from the information in the Accounting Restatement (i.e., the Erroneously Awarded Incentive Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement), then it will make its determination based on a reasonable estimate of the effect of the Accounting Restatement. The Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation to Nasdaq.

The Company shall promptly notify each Covered Executive with a written notice containing the amount of any Erroneously Awarded Incentive Compensation and a demand for repayment or return of such compensation, as applicable.

6. Method of Recovery

The Committee will determine, in its sole discretion, the method for recouping Erroneously Awarded Incentive Compensation hereunder which may include, without limitation, any of the following or combination thereof:

(a) requiring reimbursement of cash Incentive Compensation Eligible for Recovery previously paid;

(b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

(c) offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;

(d) cancelling outstanding vested or unvested equity awards; and/or

(e) taking any other remedial and recovery action permitted by law, as determined by the Committee.

Except as set forth in Section 7 below, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Incentive Compensation in satisfaction of a Covered Executive’s obligations hereunder. To the extent that a Covered Executive fails to repay all Erroneously Awarded Incentive Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Incentive Compensation from the applicable Covered Executive. The applicable Covered Executive shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Incentive Compensation in accordance with the immediately preceding sentence.

To the extent that the Covered Executive has already reimbursed the Company for any Erroneously Awarded Incentive Compensation received under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Incentive Compensation that is subject to recovery under this Policy.

7. Impracticality

The Company shall recover any Erroneously Awarded Incentive Compensation in accordance with this Policy, unless such recovery would be duplicative of compensation recovered by the Company from the Covered Executive pursuant to Section 304 of the Sarbanes-Oxley Act or would be impracticable, as determined by the Committee in accordance with Rule 10D-1 of the Exchange Act and the Nasdaq Rules, and any of the following conditions are satisfied:

(a) The Committee has determined that the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the Erroneously Awarded Incentive Compensation, documented such attempt(s) and provide such documentation to Nasdaq; or

(b) Recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Erroneously Awarded Incentive Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation and a copy of the opinion is provided to Nasdaq; or

(c) Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

8. No Indemnification

The Company shall not insure or indemnify any Covered Executive against the loss of any Erroneously Awarded Incentive Compensation that is repaid, returned or recovered in accordance with the terms of this Policy, or for any claims relating to the Company’s enforcement of any of its rights under this Policy.

The Company shall not enter into any agreement or arrangement that exempts any Incentive Compensation that is granted, paid or awarded to any Covered Executive from the application of this Policy or that waives the Company’s right to recover any Incentive Compensation Eligible for Recovery, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date of this Policy).

9. Other Recovery Rights

The Committee intends that this Policy will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with a Covered Executive shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Covered Executive to abide by the terms of this Policy.

The Committee may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy.

Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

10. Disclosure Requirements

The Company shall file all disclosures with respect to this Policy required by applicable SEC filings and rules.

11. Interpretation

The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy, and for the Company’s compliance with Nasdaq Rules, Section 10D, Rule 10D-1 and any other applicable law, regulation, rule or interpretation of the SEC or Nasdaq promulgated or issued in connection therewith. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC or Nasdaq.

12. Amendment and Termination

The Committee may amend or terminate this Policy from time to time in its discretion; provided, that, no amendment or termination of this Policy shall be effective if such amendment or termination would cause the Company to violate any applicable federal securities laws, SEC rule or Nasdaq Rule.

13. Effective Date

This Policy shall be effective as of August 4,    2025 (the “Effective Date”) and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives on or after October 2, 2023.

14. Policy Administration

This Policy shall be administered by the Committee, and any determinations made by the Committee shall be final and binding on all affected individuals.

ANNEX A

Voltage X Limited

Policy for the Recovery of Erroneously Awarded Compensation

Acknowledgement Form

By signing below, the undersigned acknowledges and confirms they have received and reviewed a copy of the Voltage X Limited Policy for the Recovery of Erroneously Award Compensation (the “Policy”). Capitalized terms used but not otherwise defined in this Acknowledgement Form shall have the meanings given to such terms in the Policy.

By signing this Acknowledgement Form, the undersigned acknowledges and agrees that they are and will continue to be subject to the Policy and that the Policy will apply both during and after the undersigned’s employment with the Company. Further, by signing below, the undersigned agrees to abide by the terms of the Policy, including, without limitation, by returning any Erroneously Awarded Incentive Compensation (as defined in the Policy) to the Company to the extent required by, and in a manner permitted by, the Policy.

For the avoidance of doubt, any recovery affected under the Policy shall not constitute grounds to terminate the undersigned’s employment for “Good Reason” (or any term of similar meaning) under any employment, change in control or severance, equity award or compensation arrangements, agreements, plans or programs.

Signed

Name (Printed)

Date